December 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Ernest Greene
Claire Erlanger
Erin Donahue
Jay Ingram

Re:	Tian’an Technology Group Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 9, 2022
File No. 333-267453

Dear Sir and Madam:

On behalf of Tian’an Technology Group Ltd., a British Virgin Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated December 5, 2022, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on November 9, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Form F-1 Filed on November 9, 2022

General

1.	You disclose that there is no public market for your common stock but that selling shareholders may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the Amended Registration Statement.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 19, 2022

Prospectus Cover Page, page i

2.	We note your response to prior comment 6 and reissue in part. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the Amended Registration Statement.

Prospectus Summary, page 1

3.	We note your response to prior comment 8. Please be sure your amended disclosure addresses each element of our comment.

Response: In response to the Staff’s comments, we have added more disclosure in the summary of risk factors on page 7.

4.	In regards to prior comment 9, please advise us where in the amended registration statement you addressed our comment.

Response: The comment of the Staff was addressed on the cover page of the Amended Registration Statement.

Risk Factors, page 10

5.	We note your response to prior comment 12. Please advise us where in the registration statement the corresponding amended disclosure is.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 25 and 26 of the Amended Registration Statement.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2022, page 51

6.	We note that it does not appear you have included a statement of changes in stockholders’ equity for the six months ended June 30, 2022. Please revise to include either a statement or a note to the financial statements which analyzes the changes in each caption of shareholders’ equity presented in the balance sheet for the most recent interim period as well as the comparative period. See guidance in Item 8.A.5 of Form 20-F and Item 10 of Regulation S-X.

Response: In response to the Staff’s comment, we have included a statement of changes in stockholders’ equity for the six months ended June 30, 2022 in the financial statements on page F-3 of the Amended Registration Statement.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December xx, 2022

Recent Sales of Unregistered Securities, page II-1

7.	We note your response to prior comment 15, and reissue in part. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Item 16. Exhibits and Financial Schedules Exhibit 23.1 , page II-2

8.	Please make arrangements with your auditor for them to revise their consent as follows:

● Remove the incorporation by reference wording, since their report is included directly in the Form F-1;

Response: The Amended Registration Statement has been revised in accordance with the comment of the Staff.

● Disclose their consent to the reference to their firm under the “Experts” section of the Form F-1; and

Response: The Amended Registration Statement has been revised in accordance with the comment of the Staff.

● Provide a currently dated consent with any subsequent amendments.

Response: The Amended Registration Statement has been revised in accordance with the comment of the Staff.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

December 19, 2022

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Joseph Laxague
Joseph Laxague

cc:	Cong He

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com